SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                         Delta Woodside Industries, Inc.
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    247909203
                                    ---------
                                 (CUSIP Number)


    E. Erwin Maddrey, II 233 N. Main Street, Suite 200, Greenville, SC 29601
    ------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 23, 2007
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
   CUSIP No. 247909203
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          E. Erwin Maddrey, II
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
          (See Instructions)                                        (b) [_]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          Not Applicable
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       None.
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             None.
    EACH          --------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER
   PERSON
    WITH               None.
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       None.
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Shares.
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% as of 10/23/2007, the date upon which all of the outstanding shares of common stock of the Issuer were cancelled and extinguished.
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         a.       Title and class of equity securities:

                           Common Stock

         b.       Name and address of principal executive offices of Issuer:

                           Delta Woodside Industries, Inc.
                           700 N. Woods Drive
                           Fountain Inn, SC  29644

Item 2.  Identity and Background

         a.       Name of filing person:

                           E. Erwin Maddrey, II

         b.       Business Address:

                           233 N. Main Street, Suite 200, Greenville, SC 29601

         c.       Principal occupation:

                  Mr. Maddrey is currently the President of Maddrey & Associates, which provides consulting services.

         d. During the last five years, Mr. Maddrey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Mr. Maddrey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       Citizenship:

                           United States of America

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable

Item 4.  Purpose of Transaction

         Not applicable.

Item 5.  Interest in Securities of the Issuer

                  a.       None.

                  b.       None.

                  c.       Not applicable.

                  d.       Not applicable.

                  e. Date on which reporting person ceased to be the beneficial owner of more than five percent of the class of securities: October 23, 2007.

Item 6.

         Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

         None.

Item 7.

         Material to be Filed as Exhibits:

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     October 27, 2007

                                             /s/ E. Erwin Maddrey, II
                                             -----------------------------------
                                             E. Erwin Maddrey, II